1. Name and Address of Reporting Person
   Jahnke, Timothy J.
   202 Chesapeake Dr.
   Gibsonia, PA 15044
2. Issuer Name and Ticker or Trading Symbol
   Newell Rubbermaid Inc. (NWL)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Day/Year
   01/30/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Vice President - Human Resourc
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock                    01/30/2003            J         999.9427    A   $27.9140   4471.7095      I           401(k) Plan
                                                      <F1>
Common Stock                                                                               800            I           Street Name

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Option      $22.375                                                   08/02/2004 Common                      3000    D
(Right to                                                                        Stock
Buy)
Option      $24                                                       05/09/2011 Common                      15600   D
(Right to                                                                        Stock
Buy)
Option      $26.9375                                                  05/10/2010 Common                      12200   D
(Right to                                                                        Stock
Buy)
Option      $34.625                                                   10/29/2009 Common                      4800    D
(Right to                                                                        Stock
Buy)
Option      $34.75                                                    02/11/2007 Common                      700     D
(Right to                                                                        Stock
Buy)
Option      $35.34                                                    05/09/2012 Common                      17700   D
(Right to                                                                        Stock
Buy)
Option      $42.0625                                                  05/26/2009 Common                      3400    D
(Right to                                                                        Stock
Buy)
Option      $42.625                                                   08/06/2009 Common                      5800    D
(Right to                                                                        Stock
Buy)
Option      $43.0625                                                  02/07/2009 Common                      2649    D
(Right to                                                                        Stock
Buy)
Option      $43.563                                                   02/09/2008 Common                      2030    D
(Right to                                                                        Stock
Buy)
Option      $47                                                       05/13/2008 Common                      900     D
(Right to                                                                        Stock
Buy)

Explanation of Responses:

<F1>
Share transfer

SIGNATURE OF REPORTING PERSON
/s/ Timothy J. Jahnke

DATE
01/31/2003